SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/9/14


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
579,872

8. SHARED VOTING POWER
477,751

9. SOLE DISPOSITIVE POWER
579,872
_______________________________________________________

10. SHARED DISPOSITIVE POWER

477,751

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,057,623 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.66%

14. TYPE OF REPORTING PERSON

IA

1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
579,872

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
579,872
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
579,872

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.39%


14. TYPE OF REPORTING PERSON

IC
___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
579,872

8. SHARED VOTING POWER
477,751

9. SOLE DISPOSITIVE POWER
579,872
_______________________________________________________

10. SHARED DISPOSITIVE POWER

477,751

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,057,623 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.66%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
579,872

8. SHARED VOTING POWER
477,751

9. SOLE DISPOSITIVE POWER
579,872
_______________________________________________________

10. SHARED DISPOSITIVE POWER

477,751

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,057,623 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.66%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
579,872

8. SHARED VOTING POWER
477,751

9. SOLE DISPOSITIVE POWER
579,872
_______________________________________________________

10. SHARED DISPOSITIVE POWER

477,751

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,057,623 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.66%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________
Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #5 to the schedule 13d filed November 22, 2013. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4. PURPOSE OF TRANSACTION
Exhibit A contains the text of an open letter to Kevin Landis which was posted on Seeking Alpha (http://seekingalpha.com/article/ 1936321-an-open-letter-from-bulldog-investors-llc-to-kevin-landis-of-firsthand-technology-value-fund)


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on November 8, 2013 there were 9,072,032 shares of common stock outstanding as of 10/31/2013. The percentages set forth herein were derived using such number.Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor. As of January 9, 2013, Bulldog
Investors, LLC is deemed to be the beneficial owner of 1,057,623 shares of SVVC by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 1,057,623 shares of SVVC include 579,872 shares (representing 6.39% of SVVC's outstanding shares) that are beneficially owned by (1) Mr. Goldstein and (2) the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP,
Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, Bulldog Investors Funds). Bulldog Investors Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 1,057,623 shares of SVVC beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 477,751 shares (representing 5.27% of SVVC's outstanding shares).


c) Since the last filing on 1/2/14 the following shares of SVVC were bought:

Date:		        Shares:		Price:

01/02/14		6,423		23.2138
01/03/14		12,532		23.5551
01/06/14		25,000		23.5310
01/07/14		824		23.5590



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 1/10/2014

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

OPPORTUNITY PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

CALAPASAS WEST PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

FULL VALUE SPECIAL SITUATIONS FUND, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

FULL VALUE OFFSHORE FUND, LTD.
By: /s/ Andrew Dakos
Andrew Dakos, Director

FULL VALUE PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

OPPORTUNITY INCOME PLUS FUND, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

MCM OPPORTUNITY PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

Exhibit A:

An Open Letter From Bulldog Investors, LLC To Kevin Landis Of
Firsthand Technology Value Fund

Disclosure: I am long SVVC, GSVC.  (More...)
Dear Kevin:

As you know, the annual meeting is a just a few months away. Shareholders are looking forward to the meeting so that they can democratically determine the future of (SVVC). With that in mind, and as your largest shareholder, here are a few questions that we think shareholders would like answered to enable them to cast an informed vote.

1. Are you concerned about the large discount from NAV at which the SVVC's shares trade? If so, why have you rejected suggestions to commence a share repurchase program?

2. SVVC's share price peaked at more than $130 in 2003.It is currently below $24, down over 80% over almost 14 years. How do you explain that enormous decline?

3. SVVC converted from an open-end fund to a closed-end fund in April 2011 when the stock price was $27. Since then, the market, and especially tech stocks, have risen significantly. Yet, SVVC's stock price has declined by over 10%. Why?

4. Has the board of directors ever raised the issue of whether your advisory firm should waive its 2% per annum management fee on SVVC's more than $100 million cash hoard?

5. With respect to SVVC's recent purchase of a majority interest in IntraOp Medical Corporation ("IntraOp"):

a. How did you determine the purchase price?

b. Did the "legacy stakeholders" of IntraOp really prefer to receive SVVC stock that is restricted, locked-up, without voting power, and valued at NAV (and not market), rather cold hard cash, as you stated in the October 7, 2013 press release?

c. Is IntraOp profitable? If not, when do you expect it to become profitable?

6. Why doesn't SVVC have an investor conference call each quarter like (GSVC)?

7. Why has SVVC filed for a $150 million rights offering while it has more than $100 million in cash and its shares trade at a discount of more than 20%?

8.How much did SVVC spend for legal services in 2012 and 2013? How much do you anticipate it will spend in 2014?

The shareholders of SVVC and other investors anxiously look forward to reading your responses to these questions on Seeking Alpha. Thank you.

Best regards,

Bulldog Investors, LLC



Additional disclosure: Please see our recent Form 13D SEC filing for additional information.